Kim D. Thorpe
Chief Financial Officer

December 28, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  FPIC Insurance Group, Inc.
    Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004
    Filed March 15, 2005
    Commission File No. 001-11983

Dear Mr. Rosenberg:

We have reviewed your letter dated December 13, 2005 and the comments contained therein with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (“2004 Form 10-K”) of FPIC Insurance Group, Inc. (the “Company”) filed with the United States Securities and Exchange Commission (the “Commission”) on March 15, 2005. As requested, this letter provides additional information regarding the disclosure topics upon which the Commission has commented. For convenience of reference, our responses are accompanied by a restatement of the Commission’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004
Liability for Losses and Loss Adjustment Expenses (“LAE”), page 17

Comment No. 1:

We note your expanded disclosure in response to comment number 3 in our comment letter dated July 31, 2003. Please provide us the following, in disclosure-type format:

•
More detail regarding the specific actuarial techniques and assumptions you use when estimating the liability for losses and LAE. Specifically address the factors that led management to determine the best estimate of loss reserves within your reserve range.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3640 • Fax (904) 475-1159
kthorpe@fpic.com

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

•
Please provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of your key assumptions that materially affect the reserve balance would have on reported results, financial position and liquidity. We note that you provide an analysis around the total carried reserve balance but do not provide quantitative and narrative analyses around the key assumptions that affect the reserve balance.

•	In addition, because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

Response to Comment No. 1:

We provide substantial and meaningful disclosure regarding the liability for losses and loss adjustment expenses (“LAE”), also referred to as loss and LAE reserves, in our Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), and in our Item 8, Financial Statements and Supplementary Data. The disclosures are intended to provide investors and other financial statement users with additional information necessary to understand our loss and LAE reserves and how management establishes such reserves. We continuously strive to improve our disclosures and believe that additional disclosure addressing the recommendations contained in the Commission’s comments would be helpful to readers of our financial statements. We intend, therefore, to incorporate as appropriate under the circumstances, disclosures along the lines of the matters presented below in our upcoming Annual Report on Form 10-K for the fiscal year ending December 31, 2005, which we will file on or before March 16, 2006 (“2005 Form 10-K”).

Actuarial Techniques Used in Establishing Loss and LAE Reserves

Under the caption “Critical Accounting Policies and Estimates,” of the MD&A in our 2004 Form 10-K, we summarized the process used to establish loss and LAE reserves. As discussed in this narrative, we set the reserves taking into account the results of the application of several different actuarial techniques, as well as other factors and assumptions, and utilized and integrated the calculations and analyses of an independent actuary.

The primary actuarial methods applied in the process of estimating our loss and LAE reserves as of December 31, 2004, are listed below in disclosure-type format accompanied by a discussion further explaining why we use multiple methods. We will add similar disclosure to the caption, “Critical Accounting Policies and Estimates,” in our MD&A to be included in our 2005 Form 10-K.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

Supplemental Disclosure Regarding Actuarial Techniques in Disclosure-Type Format:

The actuarial techniques we use that are material to our evaluation of reserves are the following:

•	Loss Development Methods (Incurred and Paid Development)
•	Frequency/Severity Methods
•	Berquist-Sherman Case Reserve Adjustment Method
•	Bornhuetter-Ferguson Expected Loss Projection Methods
•	Backward Recursive Method
•	ALAE Development Methods (Incurred and Paid Development)

Each technique has inherent benefits and shortcomings (i.e., biases), particularly when applied to company-specific characteristics and trends. For example, certain methods (e.g., the Bornhuetter-Ferguson methods) are more relevant to immature accident years and other methods (e.g., the loss development methods) provide more meaningful information for years with a greater level of maturity. Because each method has its own set of attributes, we do not rely exclusively upon a single method. Various methods are evaluated for the different perspectives that each provides and management makes judgmental selections based on the results of all methods when applied to our historical experience and our expectations about future claim results and trends.

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Quantified and Narrative Analyses Regarding Key Reserve Assumptions

As is also reflected under the caption, “Critical Accounting Policies and Estimates,” of our MD&A in our 2004 Form 10-K, the important factors or assumptions implicit in our estimates that may have an impact on the adequacy of the reserves are as follows:

•	Frequency and severity trends (number of claims per exposure and how much we will pay on average for each claim)
•	Frequency of claims closed with indemnity payments (the percentage of claims reported that ultimately result in a loss payment versus those that are closed without a loss payment)
•	The timing or pattern of future payments
•	The amount of defense costs we will pay for each claim or group of claims
•	Inflationary trends that are expected to bear on future loss and LAE payments

Disclosure of the above-mentioned factors or assumptions in our 2004 Form 10-K is accompanied by further explanation of how they interrelate with the applications of the actuarial methods and the overall process used by management in developing its best estimate. In addition, the narrative disclosures accompanying the 10-year and three-year tabular presentations required by the 1933 Act Industry Guide 6, which are included under the caption, “Management’s Discussion and Analysis of Financial Condition,” provide a comprehensive discussion of the factors underlying changes in our reserves.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

As discussed in these disclosures, our carried reserves, net of reinsurance, at December 31, 2004, were approximately 6% higher than the point estimate of our independent actuary and within the upper end of the range. Our disclosure describes the significant factors resulting in management’s more conservative estimate, including the newness of tort reform measures passed in our largest market in 2003 and related state constitutional amendments passed in 2004, installation of a stricter claims defense philosophy beginning in 2001 and loss and LAE development experienced in certain accident years.

With respect to the Commission’s comments regarding the provision of quantified and narrative analyses of the impact that reasonably likely changes in one or more key assumptions, we will add to or modify the disclosure regarding the key reserve factors and assumptions in our 2005 Form 10-K as follows:

Supplemental Disclosure Regarding Sensitivity of Key Reserve Assumptions in Disclosure-Type Format:

These factors can be impacted by internal events, such as changes in business mix or claims handling philosophy, and external events, such as changes in the legal or regulatory environment. For example, the removal or significant weakening of one or more of the tort reforms passed in our largest market, Florida, could result in an unexpected increase in claim frequency and/or severity. Determining whether such events are reasonably likely to occur and attempting to quantify the impact of an individual event are inherently difficult. We utilize our experience and judgment and consider these factors as well as historical experience and the results of applied actuarial techniques, when evaluating the adequacy of carried loss and LAE reserves.

In considering the potential sensitivity of the factors and assumptions underlying management’s best estimate of loss and LAE reserves, it is also important to understand that the medical professional liability sector of the property-casualty insurance industry is characterized by a relatively small number of claims with a large average cost per claim. For example, in 2004, which we ended with 14,047 policyholders, we closed only 350 claims with an average indemnity payment (i.e., losses only) of $194,000. Given the magnitude of our reserves and these characteristics, even a relatively small change in the number of claims we expect to pay (i.e., frequency) or a relatively small percentage change in the average cost per claim (i.e., severity) may be expected to have a significant impact on our reserves and, correspondingly, the Company’s financial position and results of operations. This is the case for other key assumptions as well, such as the frequency of reported claims and incidents that will ultimately close with an indemnity payment versus those that will close without an indemnity payment.

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In our disclosure, we will continue to provide analysis and discussion of the significant factors considered in our reserving process. Given the characteristics of our business, we continue to believe that the analysis around the total carried reserve balance contained in our MD&A provides the most meaningful and appropriate presentation, in the least confusing and most straightforward terms, as to the impact of a change in loss and LAE reserve estimates. We will, however, add to the disclosure in our 2005 Form 10-K along the lines discussed above, and continue to consider the adequacy and appropriateness of our reserve disclosures and expand the discussion in future filings to address the impact on our reported results, financial condition and liquidity, as appropriate under the circumstances.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

Components of Carried Reserves (Case Reserves and IBNR Reserves)

The following table provides the components of carried reserves by line of business on both a gross basis and a net basis. IBNR reserves include a provision for the aggregate difference between individually estimated case reserves established by the claims department and the amounts for which they will be ultimately settled. We discuss this in further detail in our response to Comment No. 2. We will add this type of disclosure to future filings.

Supplemental Disclosure of Components of Carried Reserves in Disclosure-Type Format:

As of December 31, 2004, our liability for losses and LAE presented in the consolidated financial statements was comprised of the following components (Gross Basis). In the lower portion of this table, we also present such reserve components net of reinsurance (Net Basis).

	Case Reserves	IBNR Reserves (including case reserve development)	Total Reserves
GROSS BASIS
Professional Liability	$531,293	79,259	610,552
Other Lines	$16,904	7,662	24,566
Total Gross Reserves	$548,197	86,921	635,118

NET BASIS
Professional Liability	$295,921	3,421	299,342
Other Lines	$4,094	(1,737)	2,357
Total Net Reserves	$300,015	1,684	301,699

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Comment No. 2:

We refer to the last sentence on page 17 where you disclose the fact that amounts that are settled for less than their individually estimated case reserves are used to offset other loss and LAE reserve components. Please explain to us in greater detail what this means and why this is appropriate under SFAS 60. It would helpful to provide an example of this policy in your response.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

Response to Comment No. 2:

We establish our liability for unpaid claim costs (i.e., losses) and unpaid claim adjustment and settlement costs (i.e., LAE) when insured events occur in accordance with Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises,” (“FAS 60”). FAS 60 does not specify how individual reserve components are to be established; however, further accounting guidance has been addressed by the American Institute of Certified Public Accountants (“AICPA”) in Chapter 4 of its Audit and Accounting Guide for Property and Liability Insurance Companies (“Accounting and Audit Guide”). Consistent with this guidance, our loss reserves are comprised of case-basis reserves (also referred to as case reserves), case-development reserves and incurred but not reported reserves (“IBNR”). As is also specified within this guidance, we calculate case development reserves and IBNR as a single reserve and broadly refer to it as IBNR.

As indicated in our disclosure, we have consistently settled our cases for amounts that are less than their individually estimated net case reserves, which are established by our claims department. Therefore, in the process of establishing loss and LAE reserves at management’s best estimate, the provision for case reserve development inherent in our IBNR reserve reflects this historical trend. This is the basis for the statement made in the disclosure and is consistent with the accounting practices contained in the Accounting and Audit Guide. As indicated in our response to Comment No. 1, we will expand our disclosures in future filings to disclose case reserves and IBNR reserves separately.

Consolidated Results of Operations
Insurance Segment Results and Selected Other Information
Selected Direct Professional Liability Claims Information, page 23

Comment No. 3:

We note from your table that the average paid loss with indemnity payment was $194,000 in 2004 and the total claims with indemnity payments in 2004 were 350. This would appear to result in a total net loss paid of $67,900,000, but your table shows total paid losses of $119,305,000. Please tell us, in disclosure-type format, the difference between the $119,305,000 and the $67,900,000.

Response to Comment No. 3:

The table entitled “Selected Direct Professional Liability Claims Information” contained in our 2004 Form 10-K is intended to provide readers with additional summary information regarding our claim results. The two metrics referenced in the Commission’s comment do not precisely correlate with one another nor were they intended to, as reflected in the respective caption wording. The total amount of indemnity and LAE payments made during the period on all claims, net of reinsurance, is provided in the metric entitled “Net paid losses and LAE on professional liability claims.” The average indemnity payment made by the Company during the period is provided in “Average net paid loss per professional liability claim with indemnity payment,” which, as described, does not include LAE. This metric is intended to provide an indication of the average amount of loss-only payments per closed claim. Therefore, the difference between these numbers is due to LAE payments.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

Using the 2004 numbers cited in the Commission’s comments, the variation is addressed as follows:

Average net paid loss per professional liability claim with indemnity payment	$194	thousand
Total professional liability claims with indemnity payment	350
Net paid losses on professional liability claims*	$67.9	million
Net paid LAE on professional liability claims*	$51.4	million
Net paid losses and LAE on professional liability claims	$119.3	million

* Not broken out separately, but can be derived from the table provided in our 2004 Form 10-K

Because these components can be derived mathematically by deduction based on information already contained in the table, we have provided the above information in lieu of an entire new table in disclosure-type format. However, we agree that providing these components separately in future filings will improve this disclosure and will separately provide net paid LAE on professional liability claims, beginning with the 2005 Form 10-K.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements, page 37

Comment No. 4:

It appears that scheduled interest payments on long-term debt are excluded from the contractual obligations table. Please explain to us, why interest payments are excluded. Please refer to section IV of Financial Reporting Release 72.

Response to Comment No. 4:

Our disclosures regarding Contractual Obligations, Commitments and Off-Balance Sheet Arrangements included within Item 7, which precede the table, include a narrative discussion of our commitments for interest payments on long-term debt. Interest on our long-term debt is based on a variable rate and, therefore, we elected to disclose the range of our borrowing costs in narrative form rather than in the contractual obligations table. Specifically, we noted that our all-in borrowing costs combined with the corresponding cash flows under our interest rate collars can fluctuate between $2.3 million and $3.8 million annually. We will add the disclosure of scheduled interest payments on long-term debt beginning with our 2005 Form 10-K.

Notes to the Consolidated Financial Statements
Note 3, Investments, page F-16

Comment No. 5:

Please tell us why you did not include the unrealized loss position disclosure required by paragraph 21 of EITF 03-1.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

Response to Comment No. 5:

As of December 31, 2004, total gross unrealized losses on all securities were only $3.1 million, representing 0.56% of our total investment portfolio. Of that amount, only $1.0 million in gross unrealized losses were in an unrealized loss position for over 12 months. If and when a security is deemed to be other-than-temporarily impaired it is written down to its estimated fair value with a corresponding realized investment loss recognized in net income. Based on our evaluation process, none of these securities were determined to be other-than-temporarily impaired as of December 31, 2004.

We will include the following table and related narrative disclosures in our 2005 Form 10-K.

Supplemental Disclosures in Accordance with Paragraph 21 of EITF 03-1 in Disclosure-Type Format:

We evaluate our investment portfolio on a quarterly basis to identify securities that may be other-than-temporarily impaired. Our analysis takes into account relevant factors, both quantitative and qualitative in nature. Among the factors we consider are the following:

•	The length of time and the extent to which fair value has been less than cost;
•
Issuer-specific considerations, including its short-term prospects and financial condition, recent news that may have an adverse impact on its results, and an event of missed or late payment or default;

•	The occurrence of a significant economic event that may impact the industry in which an issuer participates; and
•	Our intent and ability to hold the investment for a sufficient period of time to allow for any anticipated recovery in fair value.

The following table summarizes the fair values and unrealized losses of our investment securities that were in an unrealized loss position as of December 31, 2004, by category, and segregates such amounts in terms of those securities that were in unrealized loss positions for less than and more than twelve months.

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Fixed maturities, available for sale (in thousands)
U. S. Government agencies and authorities	$20,497	(255)	18,571	(355)	39,068	(610)
States, municipalities and political sub-divisions	61,914	(875)	18,253	(205)	80,167	(1,080)
Corporate securities	41,086	(486)	21,562	(456)	62,648	(942)
Mortgage-backed securities	62,477	(483)	—	—	62,477	(483)
Total fixed maturities, available for sale	$185,975	(2,099)	58,386	(1,016)	244,361	(3,115)

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Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 28, 2005

We acknowledge that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in its Form 10-K;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact the undersigned either by telephone, mail or e-mail.

Yours truly,

/s/ Kim D. Thorpe

Kim D. Thorpe Executive Vice Presidient and Chief Financial Officer